Canadian Pacific Railway Limited
U.S. GAAP CONSOLIDATED FINANCIAL
STATEMENTS
December 31, 2009
Generally Accepted Accounting Principles
In the United States
Except where otherwise indicated, all financial
information reflected herein is expressed in
Canadian dollars
U.S. GAAP

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500 Facsimile +1 403 781 1825
INDEPENDENT AUDITORS’ REPORT
To the Board of Directors of
Canadian Pacific Railway Limited
We have audited the accompanying consolidated balance sheet of Canadian Pacific Railway Limited as at December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with accounting principles generally accepted in the United States.
On February 25, 2010, we reported separately to the shareholders of the Company on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Alberta
February 25, 2010
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 to the consolidated financial statements. Our report to the Board of Directors dated February 25, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Independent Auditors’ Report when the change is adequately disclosed in the financial statements.

Chartered Accountants
Calgary, Alberta
February 25, 2010

CANADIAN PACIFIC RAILWAY LIMITED
December 31, 2009
U.S. GAAP CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)

	Year ended December 31
		2008	2007
		Restated	Restated
	2009	(Note 2)	(Note 2)

Revenues
Freight	$4,279.8	$4,921.5	$4,623.1
Other	122.4	127.0	131.0

	4,402.2	5,048.5	4,754.1

Operating expenses
Compensation and benefits	1,303.8	1,287.1	1,264.0
Fuel	580.2	1,005.8	746.8
Materials	215.8	256.1	254.7
Equipment rents	226.0	218.5	234.8
Depreciation and amortization	497.2	437.1	423.0
Purchased services and other	767.1	793.9	665.4
Gain on sales of significant properties (Note 4)	(79.1)	—	—
Loss on termination of lease with shortline railway (Note 6)	54.5	—	—

	3,565.5	3,998.5	3,588.7

Revenues less operating expenses	836.7	1,050.0	1,165.4

Gain on sale of partnership interest (Note 5)	81.2	—	—
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 17)	—	50.9	11.2
Less:
Other income and charges (Note 7)	12.4	72.3	(127.0)
Net interest expense (Note 8)	267.6	239.6	190.0

Income before income tax expense	637.9	789.0	1,113.6
Income tax expense (Note 9)	82.5	153.4	200.4

Net income	$555.4	$635.6	$913.2

Earnings per share (Note 10)
Basic earnings per share	$3.34	$4.14	$5.93
Diluted earnings per share	$3.33	$4.09	$5.87

Weighted-average number of shares (millions)
Basic	166.3	153.7	154.0
Diluted	166.8	155.5	155.6

Dividends declared per share	$0.99	$0.99	$0.90
Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See Notes to U.S. GAAP Consolidated Financial Statements.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
December 31, 2009
U.S. GAAP CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	Year ended December 31
		2008	2007
		Restated	Restated
	2009	(Note 2)	(Note 2)

Comprehensive income
Net income	$555.4	$635.6	$913.2
Net gain (loss) in foreign currency translation adjustments, net of hedging activities	0.3	(2.9)	(5.6)
Change in derivatives designated as cash flow hedges	7.3	(16.1)	(36.8)
Change in pension and post-retirement defined benefit plans	(661.1)	(543.4)	(206.8)

Other comprehensive loss before income taxes	(653.5)	(562.4)	(249.2)
Income tax recovery	131.6	193.4	51.5

Other comprehensive loss (Note 11)	(521.9)	(369.0)	(197.7)

Comprehensive income	$33.5	$266.6	$715.5

See Notes to U.S. GAAP Consolidated Financial Statements.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
December 31, 2009
U.S. GAAP CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	As at December 31
		2008
		Restated
	2009	(Note 2)

Assets
Current assets
Cash and cash equivalents (Note 13)	$679.1	$117.5
Accounts receivable, net (Note 14)	655.1	647.4
Materials and supplies	132.7	215.8
Deferred income taxes (Note 9)	128.1	76.5
Other current assets	46.5	65.7

	1,641.5	1,122.9

Investments (Note 15)	156.7	202.3
Net properties (Note 16)	12,067.5	12,450.6
Goodwill and intangible assets (Note 18)	202.3	237.2
Other assets (Note 19)	175.8	435.4

Total assets	$14,243.8	$14,448.4

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$150.1
Accounts payable and accrued liabilities (Note 20)	927.1	1,034.6
Income and other taxes payable	31.9	42.2
Dividends payable	41.7	38.1
Long-term debt maturing within one year (Note 21)	605.3	43.2

	1,606.0	1,308.2

Pension and other benefit liabilities (Note 27)	1,453.9	1,338.1
Other long-term liabilities (Note 23)	479.9	553.7
Long-term debt (Note 21)	4,138.2	4,922.6
Deferred income taxes (Note 9)	1,845.0	1,991.0

Total liabilities	9,523.0	10,113.6

Shareholders’ equity
Share capital (Note 26)	1,771.1	1,242.3
Authorized unlimited common shares without par value. Issued and outstanding are 168.5 million and 153.8 million at December 31, 2009 and 2008 respectively.
Authorized unlimited number of first and second preferred shares; none outstanding.
Additional paid-in capital	30.8	40.6
Accumulated other comprehensive loss (Note 11)	(1,746.3)	(1,224.4)
Retained earnings	4,665.2	4,276.3

	4,720.8	4,334.8

Total liabilities and shareholders’ equity	$14,243.8	$14,448.4

Commitments and contingencies (Note 29).
Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See Notes to U.S. GAAP Consolidated Financial Statements.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
December 31, 2009
U.S. GAAP CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)

	Year ended December 31
		2008	2007
		Restated	Restated
	2009	(Note 2)	(Note 2)
Operating activities
Net income	$555.4	$635.6	$913.2
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	497.2	437.1	423.0
Deferred income taxes (Note 9)	134.2	173.8	94.4
Foreign exchange (gain) loss on long-term debt	(3.6)	5.8	(169.4)
Equity income, net of cash received	0.5	(50.8)	(12.9)
Gain on sales of significant properties (Note 4)	(79.1)	—	—
Gain on sale of partnership interest (Note 5)	(81.2)	—	—
Restructuring and environmental payments (Notes 23 and 25)	(45.1)	(53.4)	(61.0)
Pension funding in excess of expense	(572.0)	(66.5)	(44.7)
Other operating activities, net	(37.5)	13.4	(0.4)
Change in non-cash working capital balances related to operations (Note 12)	102.7	(132.2)	50.3

Cash provided by operating activities	471.5	962.8	1,192.5

Investing activities
Additions to properties (Note 16)	(724.1)	(835.8)	(838.0)
Additions to assets held for sale and other	—	(222.5)	(19.2)
Investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 17)	—	(8.6)	(1,492.6)
Proceeds from sale of properties and other assets	324.9	237.2	119.9
Redemption of long-term floating rate notes / (investment in) asset-backed commercial paper (Note 22)	12.5	—	(143.6)
Other	7.4	9.7	—

Cash used in investing activities	(379.3)	(820.0)	(2,373.5)

Financing activities
Dividends paid	(162.9)	(148.7)	(133.1)
Issuance of CP Common Shares (Note 26)	513.5	19.7	30.4
Purchase of CP Common Shares (Note 26)	—	—	(231.1)
Net (decrease) increase in short-term borrowing	(150.1)	(79.6)	229.7
Issuance of long-term debt (Note 21)	872.7	1,148.2	1,745.3
Repayment of long-term debt	(617.9)	(1,339.9)	(187.3)
Other financing activities	34.1	(30.9)	—

Cash provided by (used in) financing activities	489.4	(431.2)	1,453.9

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(20.0)	28.0	(18.9)

Cash position
Increase (decrease) in cash and cash equivalents	561.6	(260.4)	254.0
Cash and cash equivalents at beginning of year	117.5	377.9	123.9

Cash and cash equivalents at end of year (Note 13)	$679.1	$117.5	$377.9

Supplemental disclosures of cash flow information:
Income taxes (recovered) paid	$(38.9)	$59.0	$6.7

Interest paid	$289.3	$269.1	$208.6

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See Notes to U.S. GAAP Consolidated Financial Statements.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
December 31, 2009
U.S. GAAP CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

			Accumulated
		Additional	other		Total
	Share	paid-in	comprehensive	Retained	shareholders’
	capital	capital	loss	earnings	equity

Balance at December 31, 2006	$1,192.6	$40.6	$(775.2)	$3,454.0	$3,912.0
Adjustment for change in accounting policies (Note 2)	—	—	117.5	(229.3)	(111.8)

Adjusted balance at December 31, 2006, as restated	1,192.6	40.6	(657.7)	3,224.7	3,800.2
Net Income	—	—	—	913.2	913.2
Other comprehensive loss	—	—	(197.7)	—	(197.7)
Dividends declared	—	—	—	(138.4)	(138.4)
Shares purchased (Note 26)	(24.5)	—	—	(206.6)	(231.1)
Stock compensation expense	—	11.1	—	—	11.1
Shares issued under stock option plans	41.4	(4.1)	—	—	37.3

Balance at December 31, 2007	1,209.5	47.6	(855.4)	3,792.9	4,194.6
Net Income	—	—	—	635.6	635.6
Other comprehensive loss	—	—	(369.0)	—	(369.0)
Dividends declared	—	—	—	(152.2)	(152.2)
Stock compensation expense	—	7.7	—	—	7.7
Shares issued under stock option plans	32.8	(14.7)	—	—	18.1

Balance at December 31, 2008	1,242.3	40.6	(1,224.4)	4,276.3	4,334.8
Net Income	—	—	—	555.4	555.4
Other comprehensive loss	—	—	(521.9)	—	(521.9)
Dividends declared	—	—	—	(166.5)	(166.5)
Shares issued (Note 26)	495.2	—	—	—	495.2
Stock compensation (recovery) expense	—	(1.8)	—	—	(1.8)
Shares issued under stock option plans	33.6	(8.0)	—	—	25.6

Balance at December 31, 2009	$1,771.1	$30.8	$(1,746.3)	$4,665.2	$4,720.8

See Notes to U.S. GAAP Consolidated Financial Statements.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
Canadian Pacific Railway Limited (“CPRL”), through its subsidiaries (collectively referred to as “CP” or “the Company”), operates a transcontinental railway in Canada and the United States. Through its subsidiaries, CP provides rail and intermodal transportation services over a network of approximately 15,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the US Northeast and Midwest regions. CP’s railway network feeds directly into the US heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the US and into Mexico. Through its subsidiaries, CP transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

1	Summary of significant accounting policies

Generally accepted accounting principles in the United States (“U.S. GAAP”)

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. GAAP as codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification.

Previously CP prepared financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) with a reconciliation to U.S. GAAP in conformity with Item 17 of Form 20-F under United States securities regulations. CP has previously prepared and filed with Canadian and U.S. securities regulators Canadian GAAP consolidated financial statements for the year ended December 31, 2009. These U.S. GAAP consolidated financial statements have been prepared on a voluntary basis by the Company in preparation for CP’s adoption, effective January 1, 2010, of U.S. GAAP for the purpose of future reporting and filing of interim and annual financial statements in compliance with Canadian and U.S. securities regulations.

Principles of consolidation

These U.S. GAAP consolidated financial statements include the accounts of CP and all of its subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to investments, restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties and intangible assets, deferred income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal subsidiaries

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation. All of these subsidiaries are wholly owned, directly or indirectly, by CPRL as of December 31, 2009.

Incorporated
under the
Principal subsidiary	laws of

Canadian Pacific Railway Company	Canada
Soo Line Railroad Company (“Soo Line”)	Minnesota
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware
Mount Stephen Properties Inc. (“MSP”)	Canada
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
1	Summary of significant accounting policies (continued)

Revenue recognition
Railway freight revenues are recognized based on the percentage of completed service method. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Volume rebates to customers are accrued as a reduction of freight revenues based on estimated volume and contract terms as freight service is provided. Other revenue, including passenger revenue, revenue from leasing certain assets and switching fees, is recognized as service is performed or contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to government authorities.

Cash and cash equivalents

Cash and cash equivalents includes highly-liquid short-term investments that are readily convertible to cash with original maturities of three months or less.

Foreign currency translation

Assets and liabilities denominated in foreign currencies, other than those held through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses, other than those arising from the translation of the Company’s net investment in foreign subsidiaries, are included in income.

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues, expenses, gains and losses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in “Other comprehensive loss”. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. As a result, unrealized foreign exchange (“FX”) gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts.

Pensions and other benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement (Note 2). Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who are expected to receive benefits under the plan at the date of amendment.

Costs for post-retirement and post-employment benefits other than pensions, including post-retirement health care and life insurance and some workers’ compensation and long-term disability benefits in Canada, are actuarially determined and accrued on a basis similar to pension costs.

The over or under funded status of defined benefit pension and other post-retirement benefit plans are recognized on the balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation. In addition, any unrecognized actuarial gains and losses and prior service costs and credits that arise during the period are recognized as a component of other comprehensive income (“OCI”), net of tax.

Gains and losses on post-employment benefits that do not vest or accumulate, including some workers’ compensation and long-term disability benefits in Canada, are included immediately in income.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
1	Summary of significant accounting policies (continued)

Materials and supplies

Materials and supplies are carried at the lower of average cost and market.

Properties

Fixed asset additions and major renewals are recorded at cost, including direct costs, attributable indirect costs and carrying costs, less accumulated depreciation and any impairments. The Company capitalizes development costs for major new computer systems. In addition, CP capitalizes the cost of large refurbishments . When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value.

The Company follows group depreciation which groups assets which are similar in nature and have similar economic lives. The property groups are depreciated based on their expected economic lives determined by studies of historical retirements of properties in the group and engineering estimates of changes in current operations and of technological advances. Actual use and retirement of assets may vary from current estimates, which would impact the amount of depreciation expense recognized in future periods.

For the sale or retirement of larger groups of depreciable assets that are unusual and were not considered in depreciation studies, CP records a gain and loss for the difference between net proceeds and net book value of the assets sold.

When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation and if different than the assumptions under the depreciation study could potentially result in adjusted depreciation expense over a period of years. However, when removal costs exceed the salvage value on assets and the Company had no legal obligation to remove, the new removal cost is charged to income in the period in which the asset is removed and is not charged to accumulated depreciation.

The Company constructs much of its new and replacement properties. The Company divides these expenditures between additions to properties and operating expenses based on whether expenditures increase the output or service capacity, lower the associated operating costs or extend the useful life of the properties and whether the expenditures exceed minimum physical and financial thresholds. Locomotive overhauls are expensed as incurred (Note 2).

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage.

Equipment under capital lease is included in properties and depreciated over the period of expected use.

Assets held for sale

Assets to be disposed of are reported at the lower of the carrying amount and fair value, less costs to sell, and are no longer depreciated.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition which, after integration of operations with the railway network, may be different than the acquired business.

The carrying value of goodwill, which is not amortized, is assessed for impairment annually in the fourth quarter of each year, or more frequently as economic events dictate. The fair value of the reporting unit is compared to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value goodwill is potentially impaired. The impairment charge that would be recognized is the excess of the carrying value of the goodwill over the fair value of the goodwill, determined in the same manner as in a business combination.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
1	Summary of significant accounting policies (continued)

Intangible assets

Intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the respective assets. The option to expand the track network has an amortization period of 100 years. Favourable leases, customer relationships and interline contracts have amortization periods ranging from four to 20 years. When there is a change in the estimated useful life of an intangible asset with a finite life, amortization is adjusted prospectively.

Intangible assets subject to amortization are tested for impairment whenever changes in circumstances warrant an analysis of the recoverability of these assets. If an impairment exists, the carrying value of these assets would be adjusted to fair value and an impairment charge recorded in income.

Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value for the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recognized immediately.

Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party.

Financial instruments are recognized initially at fair value, which is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties.

Subsequent measurement depends on how the financial instrument has been classified. Accounts receivable and investments, classified as loans and receivables, are measured at amortized cost, using the effective interest method. Certain equity investments, classified as available for sale, are recognized at cost as fair value cannot be reliably established. Cash and cash equivalents, long-term floating rate notes and asset backed commercial paper (“ABCP”) are classified as held for trading and are measured at fair value. Accounts payable, accrued liabilities, short-term borrowings, dividends payable, other long-term liabilities and long-term debt, classified as financial liabilities, are also measured at amortized cost.

Derivative financial instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.

All derivative instruments are classified as held for trading and recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Consolidated Statement of Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets”, “Other long-term liabilities” and “Other current assets” or “Accounts payable and accrued liabilities” as applicable. Gains and losses arising from derivative instruments affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other income and charges”, and “Net interest expense”.

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive loss”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item. Should a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive loss” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive loss” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive loss” are reclassified to the same income or balance sheet account that records the hedged item.

In the Consolidated Statement of Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related hedged item.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
1	Summary of significant accounting policies (continued)

Derivative financial instruments (continued)

The Company from time to time enters into foreign exchange forward contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable and future capital acquisitions. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated U.S. dollar-denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.

The Company also occasionally enters into foreign exchange forward contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance sheet at fair value. Changes in fair value are recognized in income in the period in which the change occurs.

The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.

The Company from time to time enters into bond forwards to fix interest rates for anticipated issuances of debt. These agreements are usually accounted for as cash flow hedges.

The Company has a fuel-hedging program under which CP acquires crude oil and / or diesel future contracts for a portion of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. In addition, foreign exchange forward contracts may be used as part of the fuel-hedging program to manage the foreign exchange variability component of CP’s fuel price risk. These agreements are usually accounted for as cash flow hedges, however, on occasion derivatives of a short-term duration may not be designated as a hedge for accounting purposes. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

The Company has entered into derivatives called Total Return Swaps (“TRS”) to mitigate fluctuations in tandem share appreciation rights (“TSAR”), deferred share units (“DSU”) and restricted share units (“RSU”). These are not designated as hedges and are recorded at market value with the offsetting gain or loss reflected in “Compensation and benefits”.

Restructuring accrual and environmental remediation

Restructuring liabilities are recorded at their present value. The discount related to liabilities is amortized to “Compensation and benefits” over the payment period. Environmental remediation accruals, recorded on an undiscounted basis, cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

Income taxes

The Company follows the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in income in the period during which the change occurs.

When appropriate, we record a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based on management’s judgments using available evidence about future events. No valuation allowance has been recorded as the Company believes that deferred tax assets will be fully realized in the future.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
1	Summary of significant accounting policies (continued)
Income taxes (continued)
At times, we may claim tax benefits that may be challenged by a tax authority. We recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

Investment and other similar tax credits are deferred on the Consolidated Balance Sheet and amortized to “Income tax expense” as the related asset is recognized in income.

Earnings per share
Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method for determining the dilutive effect of options.

Stock-based compensation
CP follows the fair value based approach to account for stock options. Compensation expense and an increase in additional paid-in capital are recognized for stock options over their vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, based on their estimated fair values on the grant date, as determined using the Black-Scholes option-pricing model.

With the granting of regular stock options, employees may be simultaneously granted share appreciation rights, which provide the employee the choice to either exercise the stock option for shares, or to exercise the TSAR and thereby receive the intrinsic value of the stock option in cash. Options with TSARs are awards that may call for settlement in cash and, therefore, are recorded as liabilities. CP follows the fair value based approach to account for the TSAR liability. The liability is fair valued and changes in the liability are recorded in “Compensation and benefits” expense over the vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, until exercised. If an employee chooses to exercise the option, thereby cancelling the TSAR, both the exercise price and the liability are settled to “Share capital”.

Forfeitures of options and tandem options are estimated in advance. Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from accumulated paid-in capital and credited to share capital.

Compensation expense is also recognized for TSARs, DSUs, performance share units (“PSUs”) and RSUs using the fair value method. Forfeitures of TSARs, DSUs, PSUs and RSUs are estimated in advance.

The employee share purchase plan (“ESPP”) gives rise to compensation expense that is recognized using the issue price, by amortizing the cost over the vesting period or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
2	Accounting changes

Pension prior service costs

During 2009, CP changed its accounting policy for the treatment of prior service pension costs for unionized employees. In previous periods, CP had amortized these costs over the expected average remaining service period for employees. CP now amortizes these costs over the remaining contract term. The change in policy was made to provide more relevant information by amortizing the costs based on the contract term as CP generally renegotiates union contracts on a routine and consistent basis that is substantially shorter than the expected average remaining service period. The change has been accounted for on a retrospective basis. As a result of the change the following increases (decreases) to financial statement line items occurred:

						As at
	Year ended December 31			As at December 31		January 1
(in millions of Canadian dollars, except per share data)	2009	2008	2007	2009	2008	2007

Compensation and benefits	$(9.2)	$(10.0)	$(20.2)
Income tax expense	4.2	3.2	12.4

Net income	$5.0	$6.8	$7.8

Basic earnings per share	$0.03	$0.04	$0.05
Diluted earnings per share	$0.03	$0.04	$0.05

Other comprehensive loss	(5.0)	(6.8)	(7.8)

Comprehensive income	$—	$—	$—

Accumulated other comprehensive loss				$97.4	$102.4	$117.1
Retained earnings				(97.4)	(102.4)	(117.1)
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
2	Accounting changes (continued)

Locomotive overhauls

During 2009, CP changed its accounting policy for the treatment of locomotive overhaul costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the overhaul. These costs are now expensed to better represent the nature of overhaul expenditures on locomotives. This policy aligns the treatment of locomotive costs with CP’s current operational practices, which have changed over recent years and gradually shifted to be more in the nature of a repair. The change has been accounted for on a retrospective basis. As a result of the change, the following increases (decreases) to financial statement line items occurred:

				As at		As at
	Year ended December 31			December 31		January 1
(in millions of Canadian dollars, except per share data)	2009	2008	2007	2009	2008	2007

Depreciation and amortization	$(43.5)	$(48.8)	$(44.5)

Compensation and benefits	0.1	0.5	0.9
Materials	13.8	35.0	36.7
Purchased services and other	29.3	23.8	19.6

Total increases	43.2	59.3	57.2

Total operating expenses	(0.3)	10.5	12.7

Equity income in DM&E	—	(0.4)	(1.1)
Income tax expense	1.3	(2.6)	2.5

Net income	$(1.0)	$(8.3)	$(16.3)

Basic earnings per share	$(0.01)	$(0.05)	$(0.11)
Diluted earnings per share	$(0.01)	$(0.05)	$(0.11)

Other comprehensive loss	2.1	(2.4)	1.4

Comprehensive income	$1.1	$(10.7)	$(14.9)

Cash provided by operating activities	$(43.2)	$(59.3)	$(57.2)
Cash used in investing activities	$43.2	$59.3	$57.2

Net properties				$(187.9)	$(191.8)	$(164.4)
Deferred income tax liability				(51.5)	(54.3)	(52.6)
Accumulated other comprehensive loss				1.5	(0.6)	0.4
Retained earnings				(137.9)	(136.9)	(112.2)
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
2	Accounting changes (continued)

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB provided guidance for enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedges are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Refer to Note 22 Financial Instruments for the additional disclosures.

Subsequent events

Effective April 1, 2009, the Company adopted new accounting and disclosure requirements issued by the FASB on managements’ assessment of subsequent events. The guidance provides general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard did not have an impact on the amounts reported in the Company’s financial statements.

Employers’ disclosures about post-retirement benefit plan assets

Effective December 31, 2009, the Company adopted the disclosure requirements issued by the FASB about an entity’s post-retirement benefit plan assets. The guidance expands the required disclosure, including disclosures similar to the fair value measurement disclosures. The adoption of this standard did not have an impact on the amounts reported in the Company’s financial statements; however, it did result in new note disclosure (see Note 27).

3	New accounting pronouncements issued and not yet adopted

Consolidations

In June 2009, the FASB issued Amendments to Consolidation of Variable Interest Entities. It retains the scope of the previous guidance with the addition of entities previously considered qualifying special-purpose entities. In addition, it replaces the previous quantitative approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity with a qualitative analysis approach. The Statement is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The Statement is effective at the beginning of the first annual reporting period after November 15, 2009. The adoption of this statement is not expected to have a material impact on the results of operations or financial position.

Accounting for transfers of financial assets

The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although CP currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for CP from January 1, 2010. Currently, the adoption of this guidance has no impact to CP’s financial statements.

Fair value measurement and disclosure

In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation. The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The adoption of this update will not impact the amounts reported in the Company’s financial statements as it relates to disclosure.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
4	Gain on sales of significant properties

During 2009, the Company completed two significant real estate sales, including Windsor Station and land in Western Canada, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station, in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in Western Canada for transit purposes for proceeds of $43.0 million.

5	Gain on sale of partnership interest

During 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax).

6	Loss on termination of lease with shortline railway

During 2009, the Company made a payment of approximately $73 million to terminate a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls, Ontario and Sudbury, Ontario including a settlement of a $20.6 million existing liability. The contract with the lessee provided for the operation of a minimum number of CP freight trains over the leased branchline. The loss on the transaction recognized in the fourth quarter was $54.5 million ($37.6 million after tax).

7	Other income and charges

(in millions of Canadian dollars)	2009	2008	2007

Accretion income on long-term floating rate notes (Note 22)	$(2.9)	$—	$—
(Gain) loss in fair value of long-term floating rate notes / ABCP (Note 22)	(6.3)	49.4	21.5
Net loss on repurchase of debt (Note 21)	16.6	—	—
Other exchange (gains) losses	(0.4)	6.1	5.8
Foreign exchange (gain) loss on long-term debt	(3.6)	5.8	(169.4)
Other	9.0	11.0	15.1

Total other income and charges	$12.4	$72.3	$(127.0)

U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
8	Net interest expense

(in millions of Canadian dollars)	2009	2008	2007

Interest cost	$305.1	$291.3	$231.6
Interest capitalized to net properties	(19.2)	(30.9)	(15.5)

Interest expense	285.9	260.4	216.1
Interest income	(18.3)	(20.8)	(26.1)

Net interest expense	$267.6	$239.6	$190.0

Interest expense includes interest on capital leases of $26.8 million for the year ended December 31, 2009 (2008 — $20.3 million; 2007 — $21.3 million).
9	Income taxes

The following is a summary of the major components of the Company’s income tax expense:

		2008	2007
		Restated	Restated
(in millions of Canadian dollars)	2009	(Note 2)	(Note 2)

Current income tax (recovery) expense	$(51.7)	$(20.4)	$106.0

Deferred income tax expense
Origination and reversal of temporary differences	243.8	154.3	232.7
Effect of tax rate decreases	(35.3)	(10.4)	(99.7)
Effect of hedge of net investment in foreign subsidiaries	(31.7)	41.6	(9.2)
Tax credits	(16.4)	(3.8)	—
Other	(26.2)	(7.9)	(29.4)

Total deferred income tax expense	134.2	173.8	94.4

Total income taxes	$82.5	$153.4	$200.4

Income before income tax expense
Canada	$605.4	$169.5	$918.0
Foreign	32.5	619.5	195.6

Total income before income tax expense	$637.9	$789.0	$1,113.6

Income tax (recovery) expense
Current
Canada	$(51.0)	$14.0	$69.8
Foreign	(0.7)	(34.4)	36.2

Total current income tax (recovery) expense	(51.7)	(20.4)	106.0

Deferred
Canada	81.4	65.2	45.4
Foreign	52.8	108.6	49.0

Total deferred income tax expense	134.2	173.8	94.4

Total income taxes	$82.5	$153.4	$200.4

U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
9	Income taxes (continued)

The provision for deferred income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the deferred income tax assets and liabilities are as follows:

		2008
		Restated
(in millions of Canadian dollars)	2009	(Note 2)

Deferred income tax assets
Restructuring liability	$21.4	$28.5
Amount related to tax losses carried forward	224.2	92.3
Liabilities carrying value in excess of tax basis	358.6	406.9
Future environmental remediation costs	42.6	53.9
Other	82.4	88.3

Total deferred income tax assets	729.2	669.9

Deferred income tax liabilities
Capital assets carrying value in excess of tax basis	2,415.4	2,533.9
Other long-term assets carrying value in excess of tax basis	8.9	14.0
Other	21.8	36.5

Total deferred income tax liabilities	2,446.1	2,584.4

Total net deferred income tax liabilities	1,716.9	1,914.5
Current deferred income tax assets	128.1	76.5

Long-term deferred income tax liabilities	$1,845.0	$1,991.0

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

		2008	2007
		Restated	Restated
(in millions of Canadian dollars, except percentage)	2009	(Note 2)	(Note 2)

Statutory federal and provincial income tax rate	30.71%	31.53%	30.61%

Expected income tax expense at Canadian enacted statutory tax rates	$195.9	$248.8	$340.9
Increase (decrease) in taxes resulting from:
Items not subject to tax	(24.7)	(63.3)	(62.4)
Foreign tax rate differentials	(7.0)	(0.9)	33.0
Effect of tax rate decreases	(35.3)	(10.4)	(99.7)
Tax credits	(16.4)	(3.8)	—
Other	(30.0)	(17.0)	(11.4)

Income tax expense	$82.5	$153.4	$200.4

The Company has no unrecognized tax benefits from capital losses at December 31, 2009 and 2008.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
9	Income taxes (continued)

The Company has not provided a deferred liability for the income taxes, if any, which might become payable on any temporary difference associated with its foreign investments because the company intends to indefinitely reinvest in its foreign investments and has no intention to realize this difference by a sale of its interest in foreign investments.

At December 31, 2009, the Company has income tax operating losses carried forward of $763.5 million, which have been recognized as a deferred tax asset. Certain of these income tax operating losses carried forward will begin to expire in 2026. The Company also has alternative minimum tax credits of approximately $28.7 million that carry forward indefinitely as well as investment tax credits of $25.6 million, certain of which will begin to expire in 2016, and track maintenance credits of $28.6 million which will begin to expire in 2025.

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized.

The following table provides a reconciliation of uncertain tax positions in relation to unrecognized tax benefits for Canada and the United States for the year ended December 31, 2009:

(in millions of Canadian dollars)	2009	2008	2007

Unrecognized tax benefits at January 1	$85.6	$79.2	$64.0

Increase in unrecognized:
Tax benefits related to the current year	13.9	9.4	6.6
Gross uncertain tax benefits related to prior years	11.2	7.7	8.5
Accrued interest and penalties on uncertain tax benefits	18.2	7.6	5.9

Dispositions:
Gross uncertain tax benefits related to prior years	(14.7)	(13.5)	(5.0)
Settlements with tax authorities	(26.5)	—	—
Accrued interest and penalties on uncertain tax benefits	—	(4.8)	(0.8)

Unrecognized tax benefits as at December 31	$87.7	$85.6	$79.2

If these uncertain tax positions were recognized all of the amount of unrecognized tax positions as at December 31, 2009 would impact the Company’s effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Company’s Consolidated Statement of Income. The total amount of accrued interest and penalties expensed in 2009 was $18.2 million (2008 — $2.8 million; 2007 — $5.1 million). The total amount of accrued interest and penalties included in unrecognized tax benefit at December 31, 2009 was $27.1 million (2008 — $8.9 million; 2007 — $6.1 million).

In addition, during 2009, the Company recorded an increased tax benefit of $26.5 million related to a land donation in a previous year.

The Company and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2004. The federal and provincial income tax returns filed for 2005 and subsequent years remain subject to examination by the taxation authorities.

All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed to 2003. The income tax returns for 2004 and subsequent years continue to remain subject to examination by the taxation authorities.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
9	Income taxes (continued)
The Company does not anticipate any material changes to the unrecognized tax benefits previously disclosed within the next 12 months as at December 31, 2009.
10	Earnings per share

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2009, there were 1.6 million dilutive options outstanding (2008 — 1.5 million; 2007 — 4.5 million). These option totals at December 31, 2009 exclude 1.3 million options (2008 — 1.0 million; 2007 — 2.4 million) for which there are TSARs outstanding (Note 28), as these are not included in the dilution calculation.

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2009	2008	2007

Weighted average shares outstanding	166.3	153.7	154.0
Dilutive effect of weighted average number of stock options	0.5	1.8	1.6

Weighted average diluted shares outstanding	166.8	155.5	155.6

In 2009, the weighted-average number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 2,818,398 (2008 —1,344,669; 2007 —3,183).
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
11	Other comprehensive loss and accumulated other comprehensive loss

The components of Accumulated other comprehensive loss, net of tax, are as follows:

		2008
		Restated
(in millions of Canadian dollars)	2009	(Note 2)

Unrealized foreign exchange (loss) gain on translation of the net investment in U.S. subsidiaries	$(186.2)	$60.0
Unrealized foreign exchange gain on translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	249.3	34.4
Deferred loss on settled hedge instruments	(18.3)	(20.6)
Unrealized effective gains (losses) on cash flow hedges	1.7	(1.0)
Amounts for defined benefit pension and other post-retirement plans not recognized in income	(1,792.8)	(1,297.2)

Accumulated other comprehensive loss	$(1,746.3)	$(1,224.4)

Components of other comprehensive loss and the related tax effects are as follows:

		2008	2007
		Restated	Restated
(in millions of Canadian dollars)	2009	(Note 2)	(Note 2)

Accumulated other comprehensive loss — January 1	$(1,224.4)	$(855.4)	$(657.7)
Other comprehensive loss:
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries (net of tax of $nil, $nil, and $nil, respectively)	(246.4)	305.1	(77.0)
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (net of tax of $(31.7) million, $41.6 million, and $(9.2) million, respectively)	215.0	(266.4)	62.2
Change in derivatives designated as cash flow hedges:
Realized loss (gain) on cash flow hedges recognized in income (net of tax of $(1.4) million, $3.2 million, and $4.0 million, respectively)	3.4	(7.8)	(6.6)
Unrealized gain (loss) on cash flow hedges (net of tax of $(0.8) million, $1.4 million, and $9.1 million respectively)	1.7	(3.7)	(17.1)
Change in pension and other benefits actuarial gains and losses (net of tax of $170.8 million, $141.2 million and $43.8 million, respectively)	(511.5)	(380.1)	(146.3)
Change in prior service pension and other benefits costs (net of tax of $(5.3) million, $6.0 million and $3.8 million, respectively)	15.9	(16.1)	(12.9)

Other comprehensive loss	(521.9)	(369.0)	(197.7)

Accumulated other comprehensive loss — December 31	$(1,746.3)	$(1,224.4)	$(855.4)

U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
12	Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2009	2008	2007

Source (use) of cash:
Accounts receivable, net	$206.4	$(47.9)	$54.8
Materials and supplies	75.5	(23.4)	(28.7)
Other current assets	18.5	(21.2)	15.8
Accounts payable and accrued liabilities	(163.3)	(6.2)	(45.5)
Income and other taxes payable	(34.4)	(33.5)	53.9

Change in non-cash working capital	$102.7	$(132.2)	$50.3

13	Cash and cash equivalents

(in millions of Canadian dollars)	2009	2008

Cash	$35.8	$11.2
Short-term investments:
Government guaranteed investments	628.6	—
Deposits with financial institutions	14.7	106.3

Total cash and cash equivalents	$679.1	$117.5

14	Accounts receivable, net

(in millions of Canadian dollars)	2009	2008

Freight	$316.8	$464.1
Non-freight	155.2	215.1

	472.0	679.2
Allowance for doubtful accounts	(31.0)	(31.8)

	441.0	647.4
Accounts receivable from a financial institution	214.1	—

	$655.1	$647.4

The Company maintains an allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2009, allowances of $31.0 million (2008 — $31.8 million) were recorded in “Accounts receivable, net”. During 2009, $4.6 million related to doubtful accounts (2008 — $14.4 million; 2007 — $2.7 million) was expensed within “Purchased services and other”.

At December 31, 2009 the Company had a $214.1 million receivable from a major Canadian bank which is due in June 2010 and carries an effective interest rate of 5.9%.

During 2008, the Company’s accounts receivable securitization program was terminated and settled. As a result, the Company’s “Accounts receivable, net” increased by $120.0 million and in the Consolidated Statement of Cash Flows the “Change in non-cash working capital balances related to operations” reflects an outflow of $120.0 million.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
15	Investments

(in millions of Canadian dollars)	2009	2008

Rail investments accounted for on an equity	$56.1	$99.6
basis (Note 5 and 17)
Long-term floating rate notes / ABCP (Note 22)	69.3	72.7
Other investments	31.3	30.0

Total investments	$156.7	$202.3

16	Properties

	Annual		2009			2008 Restated (Note 2)
	depreciation		Accumulated	Net book		Accumulated	Net book
(in millions of Canadian dollars)	rate	Cost	depreciation	value	Cost	depreciation	value

Track and roadway	2.9%	$11,815.4	$3,296.8	$8,518.6	$12,048.0	$3,287.1	$8,760.9
Buildings	2.8%	357.4	115.4	242.0	366.6	126.8	239.8
Rolling stock	2.9%	3,358.8	1,324.9	2,033.9	3,486.5	1,338.9	2,147.6
Information systems(1)	8.2%	591.6	279.3	312.3	544.0	226.6	317.4
Other	4.7%	1,387.3	426.6	960.7	1,465.6	480.7	984.9

Total		$17,510.5	$5,443.0	$12,067.5	$17,910.7	$5,460.1	$12,450.6

(1)	Net additions during 2009 were $39.1 million (2008 — $37.5 million; 2007 — $36.8 million) and depreciation expense was $40.1 million (2008 — $35.3 million; 2007 — $42.5 million).
Capital leases included in properties

		2009			2008
		Accumulated	Net book		Accumulated	Net book
(in millions of Canadian dollars)	Cost	depreciation	value	Cost	depreciation	value

Buildings	$0.5	$ 0.1	$0.4	$—	$ —	$—
Rolling stock	525.3	137.1	388.2	593.4	151.3	442.1
Other	4.5	1.8	2.7	5.6	1.3	4.3

Total assets held under capital lease	$530.3	$ 139.0	$391.3	$599.0	$ 152.6	$446.4

During 2009, capital assets were acquired under the Company’s capital program at an aggregate cost of $723.9 million (2008 — $925.2 million; 2007 — $852.9 million), $0.8 million of which were acquired by means of capital leases (2008 — $79.5 million; 2007 — $1.1 million). Cash payments related to capital purchases were $724.1 million in 2009 (2008 — $835.8 million; 2007 — $838.0 million). At December 31, 2009, $11.0 million (2008 — $9.4 million; 2007 — $2.1 million) remained in “Accounts payable and accrued liabilities” related to the above purchases.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
17	Equity income

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

DM&E was acquired on October 4, 2007 and is wholly owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of the DM&E.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income in DM&E for the period of October 4, 2007 to December 31, 2007 of $11.2 million and equity income in 2008 earned prior to STB approval effective October 30, 2008 of $50.9 million, are recorded in “Equity income in Dakota, Minnesota and Eastern Railroad Corporation” on the Consolidated Statement of Income. Subsequent to October 30, 2008 the results of DM&E are consolidated on a line-by-line basis.

The DM&E was purchased for $1.5 billion resulting in goodwill of $154.9 million (US$147 million) (Note 18) as at December 31, 2009. Future contingent payments of up to approximately US$1.1 billion consisting of US$390 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$740 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price. Certain intangible assets acquired are subject to amortization. Neither the amortization of intangible assets nor goodwill are deductible for tax purposes.
The following table provides unaudited supplemental pro forma income statement information for 2008 and 2007 as if the acquisition had taken place at the beginning of each fiscal period. Pro forma results are not indicative of actual results or future performance. The pro forma information presented below assumes this acquisition took place on January 1, 2008 and 2007, respectively.

	2008	2007
in millions of Canadian dollars, except per share data	(unaudited)	(unaudited)

Pro forma revenue	$5,349.2	$5,063.2
Pro forma net income	$635.6	$943.2
Pro forma basic earnings per share	$4.14	$6.12
Pro forma diluted earnings per share	$4.09	$6.06

The following table represents a summary of significant accounts for the Company’s investment in DM&E accounted for on an equity basis as at December 31, 2007. As at December 31, 2008 the earnings and financial position of DM&E were reflected in the results and financial position of the company on a consolidated basis. Income statement items presented in the following table reflect the operations in DM&E from the acquisition date of October 4, 2007 to December 31, 2007 and for the period from January 1 to October 29, 2008.

	Period from January 1	Period from October 4
in millions of Canadian dollars	to October 29, 2008	to December 31, 2007

Revenues	$ 300.7	$ 73.8
Revenues less operating expenses	86.2	19.7
Net income	50.9	11.2

Other Investments

Equity income from CP’s investment in the DRTP, over which the Company exerts significant influence, was $3.4 million in 2009 (2008 — $8.6 million; 2007 — $9.7 million). The equity loss from the Company’s investment in the CNCP Niagara-Windsor Partnership was $0.5 million in 2009 (2008 — loss of $0.6 million; 2007 — income of $0.2 million). CP’s investment in the Indiana Harbor Belt Railroad Company generated equity income of $2.2 million in 2009 (2008 — $5.6 million; 2007 — $4.1 million). Equity income (loss) from these rail investments is recorded in “Purchased services and other” on the Consolidated Statement of Income, as they form an integral part of CP’s rail operations.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
18	Goodwill and intangible assets

			Intangible assets
			Accumulated	Net carrying
(in millions of Canadian dollars)	Goodwill	Cost	amortization	amount

Balance at December 31, 2007	$—	$—	$—	$—
Additions (Note 17)	147.1	50.0	—	50.0
Amortization	—	—	(2.0)	(2.0)
Foreign exchange impact	32.5	9.6	—	9.6

Balance at December 31, 2008	$179.6	$59.6	$(2.0)	$57.6
Amortization	—	—	(2.5)	(2.5)
Foreign exchange impact	(24.7)	(7.7)	—	(7.7)

Balance at December 31, 2009	$154.9	$51.9	$(4.5)	$47.4

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition the operations of DM&E have been integrated with CP’s U.S. operations, the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain. Given the downturn in the world economy, CP monitored the fair value of the related reporting unit for potential impairment during the year. The annual test for impairment determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value of the allocated goodwill by approximately 10%. Decreases to the profit projections, which could be caused by a prolonged economic recession, or increases to the discount rate used in the valuation could require an impairment in future periods. The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at December 31, 2009 goodwill was $154.9 million (2008 — $179.6 million).

Intangible assets of $47.4 million include the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives.

The estimated amortization expense for intangible assets is: 2010 — $1.7 million, 2011 — $1.5 million, 2012 — $1.1 million, 2013 — $1.1 million and 2014 — $1.1 million.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
19	Other assets

(in millions of Canadian dollars)	2009	2008

Unamortized fees on long-term debt	$47.4	$48.0
Long-term receivables	32.9	222.1
Contracted customer incentives	14.4	12.6
Long-term materials	13.5	—
Derivative instruments	—	71.1
Assets held for sale	—	39.6
Other	67.6	42.0

Total other assets	$175.8	$435.4

Fees on long-term debt and contracted customer incentives are amortized to income over the term of the related debt and over the term of the related revenue contract, respectively. At December 31, 2008, long-term receivables included $201.8 million from a major Canadian bank which is due in June 2010 and carries an effective interest rate of 5.9%.
20	Accounts payable and accrued liabilities

(in millions of Canadian dollars)	2009	2008

Trade payables	$249.3	$311.5
Payroll-related accruals	145.6	99.4
Accrued vacation	83.0	96.6
Accrued charges	177.8	257.5
Accrued interest	64.1	75.9
Personal injury and other claims provision	75.1	96.2
Workforce reduction provisions	34.3	46.1
Stock-based compensation liabilities	41.5	11.5
Total return swap	18.2	—
Other	38.2	39.9

Total accounts payable and accrued liabilities	$927.1	$1,034.6

U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
21	Long-term debt

(in millions of Canadian dollars)		Currency
		in which
	Maturity	payable	2009	2008

4.90% 7-year Medium Term Notes (A)	June 2010	CDN$	$350.0	$350.0
6.250% 10-year Notes (A)	Oct. 2011	US$	266.1	508.1
5.75% 5-year Notes (A)	May 2013	US$	105.6	485.8
6.50% 10-year Notes (A)	May 2018	US$	288.2	364.2
6.25% 10-year Medium Term Notes (A)	June 2018	CDN$	372.9	372.7
7.250% 10-year Notes (A)	May 2019	US$	363.9	—
9.450% 30-year Debentures (A)	Aug. 2021	US$	262.7	304.4
7.125% 30-year Debentures (A)	Oct. 2031	US$	367.8	426.3
5.750% 30-year Debentures (A)	Mar. 2033	US$	261.8	304.5
5.95% 30-year Notes (A)	May 2037	US$	465.4	540.2
6.45% 30-year Notes (A)	Nov. 2039	CDN$	400.0	—

Secured Equipment Loan (B)	Aug. 2015	CDN$	136.4	139.3
5.41% Senior Secured Notes (C)	Mar. 2024	US$	133.7	159.4
6.91% Secured Equipment Notes (D)	Oct. 2024	CDN$	202.2	209.7
5.57% Senior Secured Notes (E)	Dec. 2024	US$	68.0	—
7.49% Equipment Trust Certificates (F)	Jan. 2021	US$	112.6	134.8

Bank loan (5.883%) (G)	June 2010	CDN$	219.8	207.2
Other long-term loans (4.00% - 5.65%)	2010-2015	US$	5.3	5.4

Obligations under capital leases (5.20% - 9.38%) (H)	2010-2026	US$	319.7	406.4
Obligations under capital leases (5.64% - 5.65%) (H)	2013-2031	CDN$	3.0	3.1

			4,705.1	4,921.5
Perpetual 4% Consolidated Debenture Stock (I)		US$	32.0	37.2
Perpetual 4% Consolidated Debenture Stock (I)		GB£	6.4	7.1

			4,743.5	4,965.8
Less: Long-term debt maturing within one year			605.3	43.2

			$4,138.2	$4,922.6

U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
21	Long-term debt (continued)

At December 31, 2009, the gross amount of long-term debt denominated in U.S. dollars was US$2,911.2 million (2008 — US$3,009.8 million).

Annual maturities and principal repayments requirements, excluding those pertaining to capital leases, for each of the five years following 2009 are (in millions): 2010 — $595.7; 2011 — $289.2; 2012 — $38.1; 2013 — $148.3; 2014 — $44.2.
A.	These debentures and notes pay interest semi-annually and are unsecured, but carry a negative pledge.

During May 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of CDN$408.2 million. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million, net of deferred costs of $1.4 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt, and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (Note 22). The following table summarizes the principal amount, carrying amount and cost to redeem repurchased debt:

		Principal	Carrying	Cost to
		amount	amount	redeem
(in millions)	Maturity	in USD	in CDN(2)	in CDN

6.250% Notes	2011	$154.3	$184.1	$184.6
5.75% Notes	2013	298.6	342.7	359.1
6.50% Notes	2018	24.8 (1)	28.5	28.2

Total debt tendered		$477.7	$555.3	$571.9

(1)	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.

(2)	Net of deferred costs of $1.4 million.
During November 2009, the Company issued $400 million 6.45% 30-year Notes. Net proceeds from this offering were $397.8 million. The proceeds from this offering were used for general corporate purposes.

During 2008, the Company issued US$400 million 5.75% 5-year Notes, US$300 million 6.50% 10-year Notes and CDN$375 million 6.25% 10-year Medium Term Notes. Net proceeds from these offerings were CDN$1,068.7 million. The proceeds from these offerings were used to partially repay the temporary bridge financing used to acquire the DM&E.

B.	The Secured Equipment Loan is collateralized by specific locomotive units with a carrying value of $130.7 million at December 31, 2009. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2009 — 1.82%; 2008 — 4.28%, 2007 — 4.91%). The Company makes blended payments of principal and interest semi-annually. Final repayment of the remaining principal balance of $53.2 million is due in August 2015.

C.	The 5.41% Senior Secured Notes are collateralized by specific locomotive units with a carrying value of $172.9 million at December 31, 2009. The Company pays equal blended semi-annual payments of principal and interest. Final repayment of the remaining principal of US$49.4 million is due in March 2024.

D.	The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value of $171.5 million at December 31, 2009. The Company pays equal blended semi-annual payments of principal and interest up to and including October 2024.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
21	Long-term debt (continued)
E.	During December 2009, the Company issued US$64.7 million of 5.57% Senior Secured Notes for net proceeds of CDN$66.7 million. The Notes are secured by specific locomotive units and other rolling stock with a combined carrying value of $76.4 million at December 31, 2009. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2024. Final repayment of the remaining principal of US$33.0 million is due in December 2024.

F.	The 7.49% Equipment Trust Certificates are collateralized by specific locomotive units with a carrying value of $119.7 million at December 31, 2009. The Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final repayment of the remaining principal of US$10.9 million is due in January 2021.

G.	The bank loan matures June 2010 and carries an interest rate of 5.883%.

H.	At December 31, 2009, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases

Minimum lease payments in:
	2010	$32.1
	2011	32.1
	2012	29.8
	2013	28.2
	2014	177.1
	Thereafter	213.1

Total minimum lease payments		512.4
Less: Imputed interest		(189.7)

Present value of minimum lease payments		322.7
Less: Current portion		(9.6)

Long-term portion of capital lease obligations		$313.1

During the year the Company had additions to property, plant and equipment under capital lease obligations totalling $0.8 million (2008 — $79.5 million; 2007 — $1.1 million).

The carrying value of the assets collateralizing the capital lease obligations was $391.3 million at December 31, 2009.

I.	The Consolidated Debenture Stock, authorized by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments
A.	Fair values of financial instruments
The Company uses the following methods and assumptions to estimate initial and subsequent fair values of each class of financial instrument for recognition and / or disclosure as follows:

Loans and receivables

Accounts receivable, net — The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments — The fair value of long-term receivables is determined using discounted cash flow analysis and observable market based inputs.

Financial liabilities

Accounts payable and accrued liabilities, short-term borrowing and dividends payable — The carrying amounts approximate fair value because of the short maturity of these instruments.

Other long-term liabilities — The fair value of contractual amounts payable over a period greater than one year are valued at an amount equal to the discounted future cash flow using a discount rate that reflects market prices to settle liabilities with similar terms and maturities.

Long-term debt — The fair value of publicly traded long-term debt is determined based on market prices. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

Available for sale

Investments — Certain equity investments, which do not represent control or significant influence and which are accounted for on a cost basis, have a carrying value that equals cost as fair value cannot be reliably established. There are no quoted prices from an active market for these investments.

Held for trading

Derivative instruments are classified as held for trading and measured at fair value determined by using quoted market prices for similar instruments. Changes in fair values of such derivatives are recognized in net income as they arise.

Cash and cash equivalents — The carrying amount is equal to fair value because of the short maturity of these instruments.

Investments — Long-term floating rate notes / ABCP are carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,743.5 million at December 31, 2009 (December 31, 2008 — $4,965.8 million) and a fair value of approximately $5,029.4 million at December 31, 2009 (December 31, 2008 — $4,391.7 million). The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2009 and December 31, 2008, respectively.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.
•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments (continued)
•	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Levels 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed further below.

Long-term floating rate notes / ABCP

At December 31, 2009, the Company held replacement long-term floating rate notes, with a total settlement value of $129.1 million and a carrying value of $69.3 million. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million and a carrying value of $72.7 million.

On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result, CP received new replacement long-term floating rate notes with a total settlement value of $142.8 million.

During 2009 the Company received $0.2 million in partial redemption of its Master Asset Vehicle (“MAV”) 2 Class A-1 notes and MAV 2 Class 7 Ineligible Assets (“IA”) Tracking notes. These redemptions were close to the original investment value of the redeemed notes. As well, the Company received $12.3 million in partial redemption of its MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 IA Tracking notes representing 100% of the original investment value of the redeemed notes. Additionally, $1.2 million of MAV 2 Class 14 notes were fully redeemed with no proceeds being received by CP. As a result of the restructuring and the subsequent redemptions of notes, at December 31, 2009 the Company held replacement long-term floating rate notes with settlement values, as follows:
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments (continued)
•	$116.8 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to seven years:
•	Class A-1: $59.1 million

•	Class A-2: $45.9 million

•	Class B: $8.3 million

•	Class C: $3.5 million
•	$12.1 million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately three and a half to 19 years:
•	Class 3: $0.5 million

•	Class 6: $5.5 million

•	Class 7: $3.4 million

•	Class 8: $0.1 million

•	Class 13: $2.6 million
•	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.
The MAV 2 Class A-1 notes have received an A rating by DBRS. However, on August 11, 2009 the rating for the MAV 2 Class A-2 notes was downgraded from A to BBB (low) under a negative watch by DBRS.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at December 31, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. This valuation technique is categorized as Level 3 within the fair value hierarchy. The above noted redemption of notes and other minor changes in assumptions have resulted in a gain of $6.3 million (2008 — loss of $49.4 million, 2007 — loss of $21.5 million). The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at December 31, 2009 and 2008 are:

	2009	2008

Probability weighted average coupon interest rate	Nil%	2.2%
Weighted average discount rate	7.9%	9.1%
Expected repayments of long-term floating rate notes	Three and a half to 19 years	Five to eight years, other
		than certain tracking notes to
		be paid down on restructuring
Credit losses	MAV 2 eligible asset notes:	Notes expected to be rated(1):
	nil to 100%	nil to 25%
	MAV 2 IA Tracking notes: 25%	Notes not expected to be rated(2):
		25 to 100%
	MAV 3 Class 9 TA Tracking
	notes: nil%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $69.3 million at December 31, 2009 (2008 — ABCP $72.7 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments (continued)

	Original	Estimated
(in millions of Canadian dollars)	cost	fair value

As at January 1, 2008	$143.6	$122.1
Change in market assumptions	—	(49.4)

As at December 31, 2008	143.6	72.7
Change due to restructuring, January 21, 2009	(0.8)	—
Redemption of notes	(13.7)	(8.0)
Accretion	—	2.9
Change in market assumptions	—	1.7

As at December 31, 2009	$129.1	$69.3

Accretion and gains and losses resulting from the redemption of notes and changes in market assumptions are reported in “Other income and charges”.

Sensitivity analysis is presented below for key assumptions at December 31, 2009:

	Change in fair value
	of long-term
(in millions of Canadian dollars)	floating rate notes
Coupon interest rate
50 basis point increase	$2.3
50 basis point decrease	Nil	(1)
Discount rate
50 basis point increase	$(2.1)
50 basis point decrease	$2.2

(1)	Notes are currently not expected to receive any coupon interest.
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.
B.	Financial risk management
In the normal course of operations, the Company is exposed to various market risks such as foreign exchange risk, interest rate risk, commodity price risk, other price risk, as well as credit risk and liquidity risk. To manage these risks, the Company utilizes a Financial Risk Management (“FRM”) framework. The Board of Directors has delegated FRM oversight to the Audit, Finance and Financial Risk Management Committee (“Audit Committee”). The Audit Committee reviews with management FRM policies and processes to be implemented across the Company, as well as the effectiveness and efficiency of such policies and processes.

Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense management. Where derivatives are designated as hedging instruments, we document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments (continued)

Credit risk management

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes is discussed in more detail above.

The railway industry predominantly serves financially established customers and the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility.

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of long-term floating rate notes, the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of long-term floating rate notes, the Company believes there are no significant concentrations of credit risk. The maximum exposure to credit risk for the Company’s long-term floating rate notes is limited to the amount reported in the Consolidated Balance Sheet.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and US currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Foreign exchange forward contracts

In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative is not designated as a hedge as such changes in fair value are recognized in net income in the period in which the change occurs. During 2009, CP unwound and settled US$330 million of the US$400 million currency forward for total proceeds of $34.1 million. The Company recorded a net foreign exchange loss on long-term debt of $23.0 million in 2009 (2008 — unrealized gain of $73.0 million) in “Other income and charges”. The amount recorded in 2009 was inclusive of both realized and unrealized losses.

At December 31, 2009, the unrealized gain on the remaining FX forward of $0.2 million (December 31, 2008 — $57.3 million) was included in “Other assets”.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments (continued)

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.

Interest rate swaps

In 2003 and 2004, the Company entered into fixed-to-floating interest rate swap agreements, totalling US$200 million which converted a portion of our US$400 million 6.25% Notes to floating-rate debt. The Company paid an average floating rate that fluctuated quarterly based on LIBOR. These swaps were set to expire in 2011 and were accounted for as a fair value hedge.

During the second quarter 2009, CP unwound its outstanding interest rate swap agreements for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.

Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately to “Other income and charges” as part of the net loss on repurchase of debt (Note 21). For the remainder of 2009 the Company then amortized $2.4 million of the deferred gain to “Net interest expense”.

Accounting for these Notes at the floating interest rate, prior to the unwind, decreased “Net interest expense” on the Company’s Consolidated Statement of Income by $3.1 million in 2009 (2008 — $3.1 million).

At December 31, 2009, the Company had no outstanding interest rate swaps. At December 31, 2008, an unrealized gain, derived from the fair value of the swaps, of $20.9 million for which $7.2 million was reflected in “Other current assets” and $13.7 million in “Other assets” with the offset reflected in “Long-term debt” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. These swaps were fully effective.

Treasury rate locks

During 2007, the Company entered into derivative agreements, which were designated as cash flow hedges, that established the benchmark rate on $350.0 million of 30 year debt that was expected to be issued. These hedges were de-designated on May 13, 2008 when it was no longer probable that the Company would issue 30 year debt. On May 23, 2008, the fair value of these instruments was a loss of $30.9 million at the time of the issuance of the debt and the settlement of the derivative instrument. A gain of $1.3 million from the date of de-designation to the date of settlement of the derivative instrument was recorded in net income. Prior to de-designation, losses of $1.1 million due to some ineffectiveness were recognized and recorded in net income during 2008 (2007 — $2.3 million). Effective hedge losses of $28.7 million were deferred in “Accumulated other comprehensive loss” and will be amortized in earnings over 30 years as an adjustment to interest expense.

At December 31, 2009, the Company had net unamortized losses, including the one noted above, related to interest rate locks settled in previous years totalling $23.9 million, which are reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheet. This amount is composed of various unamortized gains and losses related to specific debts. These unamortized gains and losses are amortized to “Net interest expense” in the period that interest coupon payments are made on the related debts. The amortization of these gains and losses resulted in an increase in “Net interest expense” and “Other comprehensive income” of $3.5 million in 2009 (2008 — $3.3 million).
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments (continued)

Stock-based compensation expense management

The Company is exposed stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs, as described in the management proxy circular, include TSARs, DSUs, RSUs, and PSUs. As the share price appreciates, these instruments create increased compensation expense when market prices of CP shares increases.

The Company entered into a TRS in May 2006 to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap. Going forward the Company does not intend to expand its TRS program.

“Compensation and benefits” expense on the Company’s Consolidated Statement of Income included a net gain on these swaps of $18.6 million in 2009 which was inclusive of both realized losses and unrealized gains (unrealized loss of $64.1 million in 2008). During 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. At December 31, 2009, the unrealized loss on the remaining TRS of $18.2 million was included in “Accounts payable and accrued liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million included in “Other long-term liabilities”).

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Because fuel expense constitutes a large portion of the Company’s operating costs, volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil and diesel. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

At December 31, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.5 million US gallons during the period January 2010 to December 2010 at an average price of US$1.96 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At December 31, 2009, the unrealized gain on these futures contracts was $2.5 million and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on our Consolidated Balance Sheet. At December 31, 2008, the unrealized loss on futures contracts was $4.5 million and was reflected in “Accounts payable and accrued liabilities” with a $4.4 million offset, net of tax, reflected in “Accumulated other comprehensive loss” and $0.1 million in “Fuel” expense.

At December 31, 2009, the Company had no remaining crude futures contracts having been replaced by our diesel hedge program. In comparison, at December 31, 2008, the unrealized gain on crude futures contracts was $3.2 million and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on our Consolidated Balance Sheet.
U.S. GAAP

Canadian Pacific Railway Limited
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments (continued)

At December 31, 2009, the Company had no remaining FX forward contracts (which were used in conjunction with the crude purchases above). In comparison at December 31, 2008, the unrealized loss on these forward contracts was $0.1 million and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on our Consolidated Balance Sheet.

The impact of settled swaps increased “Fuel” expense in 2009 by $1.2 million due to a combination of realized losses of $0.8 million arising from settled commodity swaps and $0.4 million arising from settled FX forward contracts. The impact of settled commodity swaps benefited “Fuel” expense in 2008 by $4.3 million as a result of realized gains of $6.1 million arising from settled swaps, partially offset by realized losses of $1.8 million arising from settled FX forward contracts. Included in the $0.8 million realized losses on commodity swaps in 2009 were $0.2 million in realized gains (2008 — realized losses $9.7 million) from settled derivatives that were not designated as hedges.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
22	Financial instruments (continued)

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income for the years 2009, 2008 and 2007.

	Location of				Amount of gain (loss)
	gain (loss)	Amount of gain (loss)			recognized in other
	recognized in	recognized in income on			comprehensive income on
	income on	derivatives			derivatives
(in millions of Canadian dollars)	derivatives	2009	2008	2007	2009	2008	2007

Derivatives designated as hedging instruments
Effective portion
Crude oil swaps	Fuel expense	$4.2	$15.8	$19.1	$(3.2)	$(18.2)	$(10.3)
Diesel future contracts	Fuel expense	(5.2)	—	—	6.9	(4.4)	—
FX contracts on fuel	Fuel expense	(0.4)	(1.8)	(2.6)	0.1	3.5	(0.4)
FX contracts on capital additions	Depreciation expense	—	—	—	—	—	(1.0)
Interest rate swap	Net interest expense	5.5	3.1	(1.1)	—	—	—
	Other income and
	charges	6.5	—	—	—	—	—
Treasury rate locks	Net interest expense	(3.5)	(3.3)	(3.2)	3.5	3.0	(25.1)

Ineffective portion
Fuel hedges	Fuel expense	—	(0.1)	—	—	—	—
Treasury rate locks	Net interest expense	—	(1.1)	(2.3)	—	—	—

Derivatives not designated as hedging instruments
Total return swap	Compensation and
	benefits	18.6	(64.1)	(2.6)	—	—	—
Crude oil swaps	Fuel expense	—	—	1.7	—	—	—
Diesel future contracts	Fuel expense	—	(9.7)	—	—	—	—
Heating oil crack spreads	Fuel expense	0.2	—	—	—	—	—
FX forward contracts	Other income and
	charges	(23.0)	73.0	(15.7)	—	—	—
Treasury rate locks	Net interest expense	(0.7)	1.3	—	—	—	—

		$2.2	$13.1	$(6.7)	$7.3	$(16.1)	$(36.8)

As at December 31, 2009, the Company expected that, during the next twelve months, $2.5 million of unrealized holding gains on diesel future contracts to be realized and recognized in the consolidated statement of income, reported in “Fuel” expense as a result of these derivatives being settled.
The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income for the years ended 2009, 2008 and 2007.

	Location of
	ineffective				Effective portion recognized
	portion	Ineffective portion			in other comprehensive
	recognized in	recognized in income				income
(in millions of Canadian dollars)	income	2009	2008	2007	2009	2008	2007

Net investment hedge	Other income and charges	$(1.8)	$9.9	$(2.0)	$246.7	$(308.0)	$71.4

U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
23	Other long-term liabilities

(in millions of Canadian dollars)	2009	2008

Provision for environmental remediation, net of current portion(1)	$106.5	$130.2
Provision for restructuring, net of current portion(2) (Note 25)	57.5	73.4
Deferred gain on sale leaseback	44.3	26.7
Deferred revenue on rights-of-way license agreements, net of current portion	40.6	45.4
Deferred income credits	38.0	39.0
Stock-based compensation liabilities, net of current portion	39.0	9.2
Asset retirement obligations (Note 24)	26.6	31.9
Total return swap (Note 22)	—	67.9
Long term payable to shortline (Note 6)	—	20.6
Other, net of current portion	127.4	109.4

Total other long-term liabilities	$479.9	$553.7

(1)	As at December 31, 2009, the aggregate provision for environmental remediation, including the current portion was $121.3 million (2008 — $151.1 million).

(2)	As at December 31, 2009, the aggregate provision for restructuring, including the current portion was $77.0 million (2008 — $98.6 million).
The deferred revenue on rights-of-way license agreements, and deferred gain on sale leaseback are being amortized to income on a straight-line basis over the related lease terms. Deferred income credits are being amortized over the life of the related asset.

Environmental remediation accruals

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2019.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” on CP’s Consolidated Balance Sheet and to “Purchased services and other” within operating expenses on CP’s Consolidated Statement of Income. The amount charged to income in 2009 was $2.7 million (2008 — $4.0 million; 2007 — $7.5 million).
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
24	Asset retirement obligations

Asset retirement obligations (“ARO”) are recorded in “Other long-term liabilities”. These liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Consolidated Statement of Income.

(in millions of Canadian dollars)	2009	2008

Opening balance, January 1	$31.9	$29.1
Liabilities incurred	0.3	3.7
Accretion	1.8	1.9
Liabilities settled	(5.9)	(2.2)
Revision to estimated cash flows	(1.5)	(0.6)

Closing balance, December 31	$26.6	$31.9

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $46.0 million at December 31, 2009 (2008 — $48.2 million), which, when present valued, was $24.5 million at December 31, 2009 (2008 — $26.6 million). The payments are expected to be made in the 2010 — 2044 period.

The Company also has a liability on a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2009, was $17.3 million (2008 — $16.7 million), which, when present valued, was $1.8 million at December 31, 2009 (2008 — $1.6 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 35 years.

25	Restructuring accrual

At December 31, 2009, the provision for restructuring was $77.0 million (2008 — $98.6 million). The restructuring accrual is primarily for labour liabilities arising mostly from historic initiatives. Payments are expected to continue in diminishing amounts until 2025.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring accrual:

(in millions of Canadian dollars)	2009	2008	2007

Opening balance, January 1	$98.6	$119.8	$169.8
Accrued (reduced)	1.2	1.9	(13.0)
Payments	(27.0)	(40.7)	(47.0)
Amortization of discount (1)	7.4	13.0	14.9
Foreign exchange impact	(3.2)	4.6	(4.9)

Closing balance, December 31	$77.0	$98.6	$119.8

(1)	Amortization of discount is charged to income as “Compensation and benefits”.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
26	Shareholders’ equity

Authorized and issued share capital

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2009, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

	2009	2008
(in millions)	Number	Number

Share capital, January 1	153.8	153.3
Shares issued	13.9	—
Shares issued under stock option plans	0.8	0.5

Share capital, December 31	168.5	153.8

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs and including deferred taxes are $495.2 million).

The change in the “Share capital” balances includes $0.6 million (2008 — $2.6 million) related to the cancellation of the TSARs liability on exercise of tandem stock options, and $8.0 million (2008 — $14.7 million) of stock-based compensation transferred from “Additional paid-in capital”.

In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008 to purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Effective April 30, 2007, the 2007 NCIB was amended to purchase, for cancellation, up to 15.3 million of its outstanding Common Shares. Of the 15.3 million shares authorized under the 2007 NCIB, 2.7 million shares were purchased at an average price per share of $73.64. As of December 31, 2008, the 2007 NCIB had expired.

In addition, pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007, the Company purchased, for cancellation, 0.3 million shares through a private agreement with an arm’s length third party on March 29, 2007 at an average price of $63.12.

27	Pensions and other benefits

The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of being not less than the minimum amounts required by federal pension supervisory authorities.

Other benefits include post-retirement health and life insurance for pensioners, and post-employment long-term disability and workers’ compensation benefits, which are based on Company-specific claims.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
27	Pensions and other benefits (continued)

The Pension Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets which take into account the Company’s expected risk tolerances. Pension plan assets are managed by a suite of independent investment managers, with the allocation by manager reflecting these asset mix targets. Most of the assets are actively managed with the objective of outperforming applicable capital market indices. In accordance with the investment policy, derivative instruments are used to replicate stock market index returns, to partially hedge foreign currency exposures and to reduce asset/liability interest rate mismatch risk. The investment policy allows the managers to invest in securities of the Company or its subsidiaries, subject to prescribed limits.

To develop the expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers the expected composition of the plans’ assets, past experience and future estimates of long-term investment returns. Future estimates of investment returns reflect the expected annual yield on applicable fixed income capital market indices, the long-term expected risk premium (relative to long-term government bond yields) for public equity, real estate and infrastructure securities and the expected added value (relative to applicable capital market indices) from active management of pension fund assets.

The Company has elected to use a market-related value of assets for the purpose of calculating net periodic benefit cost, developed from a five-year average of market values for the plans’ public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the plans’ fixed income, real estate and infrastructure securities.

The benefit obligation is discounted using a discount rate that is a blended interest rate for a portfolio of high-quality corporate debt instruments that has the same duration as the benefit obligation. The discount rate is determined by management with the aid of third-party actuaries.

At December 31, the elements of net periodic benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
		2008	2007
		Restated	Restated
(in millions of Canadian dollars)	2009	(Note 2)	(Note 2)	2009		2008		2007

Current service cost (benefits earned by employees in the year)	$67.1	$97.4	$97.6	$14.3		$16.1		$16.8
Interest cost on benefit obligation	482.2	445.2	420.0	29.1		27.0		26.7
Expected return on fund assets	(557.3)	(583.2)	(554.2)	(0.9)		(0.7)		(0.6)
Recognized net actuarial (gain) loss	7.4	47.8	65.6	34.8		(1.9)		2.9
Amortization of prior service costs	22.7	21.4	7.4	(1.5)		(1.5)		(1.6)
Settlement gain	—	—	—	(8.0	)(1)	(4.8	)(1)	(10.7	)(1)

Net periodic benefit cost	$22.1	$28.6	$36.4	$67.8		$34.2		$33.5

(1)	Settlement gains resulted from certain post-retirement benefit obligations being assumed by a U.S. national multi-employer benefit plan.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
27	Pensions and other benefits (continued)

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions			Other benefits
(in millions of Canadian dollars)	2009	2008		2009	2008

Change in projected benefit obligation:
Benefit obligation at January 1	$7,068.3	$8,025.8		$438.0	$491.7
Current service cost	67.1	97.6		14.3	16.1
Interest cost	482.2	445.8		29.1	27.0
Employee contributions	48.4	57.1		0.3	0.2
Benefits paid	(457.5)	(452.8)		(39.5)	(35.2)
Foreign currency changes	(22.8)	29.7		(5.1)	8.6
Actuarial loss (gain)	847.1 (2)	(1,176.9	) (1)	57.5	(63.4)
Plan amendments and other	—	42.0		—	—
Release due to settlement	—	—		(10.5)	(7.0)

Projected benefit obligation at December 31	$8,032.8	$7,068.3		$484.1	$438.0

Change in fund assets:
Fair value of fund assets at January 1	$6,118.5	$7,610.5		$12.1	$12.5
Actual return (loss) on fund assets	723.0	(1,210.4)		0.3	0.3
Employer contributions	595.2	95.4		38.3	34.2
Employee contributions	48.4	57.1		0.3	0.2
Benefits paid	(457.5)	(452.8)		(39.5)	(35.2)
Foreign currency changes	(13.8)	18.7		—	0.1

Fair value of fund assets at December 31	$7,013.8	$6,118.5		$11.5	$12.1

Funded status — plan deficit	$(1,019.0)	$(949.8)		$(472.6)	$(425.9)

(1)	Actuarial gain for 2008 was largely the result of an increase in the discount rate.

(2)	Actuarial loss for 2009 was largely the result of a decrease in the discount rate.
Amounts recognized in the Company’s Consolidated Balance Sheet are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2009	2008	2009	2008

Accounts payable and accrued liabilities	—	—	37.7	37.6
Pension and other benefit liabilities	1,019.0	949.8	434.9	388.3

Total amount recognized	$1,019.0	$949.8	$472.6	$425.9

The defined benefit pension plans’ accumulated benefit obligation as at December 31, 2009 was $7,621.9 million (2008 — $6,706.7 million).

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31. The most recent actuarial valuation for pension funding purposes for the Company’s main Canadian pension plan was performed as at January 1, 2008. The Company expects to file a new valuation as at January 1, 2010 with the regulator.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
27	Pensions and other benefits (continued)

Amounts recognized in accumulated other comprehensive loss are as follows:

	Pensions		Other benefits
		2008
		Restated
(in millions of Canadian dollars)	2009	(Note 2)	2009	2008

Net actuarial loss	$2,386.0	$1,722.4	$98.1	$79.5
Prior service cost	30.4	53.1	(4.9)	(6.5)
Deferred income tax	(690.2)	(529.5)	(26.6)	(21.8)

Total	$1,726.2	$1,246.0	$66.6	$51.2

The unamortized actuarial loss and the unamortized prior service cost included in accumulated other comprehensive loss that is expected to be recognized in net periodic benefit cost during 2010 are $71.5 million and $13.1 million, respectively, for pensions and $4.9 million and a recovery of $1.5 million, respectively, for other post-retirement benefits.
     Actuarial assumptions used were approximately:

(percentages)	2009		2008		2007

Benefit obligation at December 31:
Discount rate	5.90		7.00		5.60
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.50	(1)	9.00	(1)	9.50	(1)
Benefit cost for year ended December 31:
Discount rate	7.00		5.60		5.40
Expected rate of return on fund assets	7.75		8.00		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	9.00	(1)	9.50	(1)	10.00	(1)

(1)	The health care cost trend rate is projected to decrease by 0.5% per year from a 10.0% rate in 2006 and 2007 to approximately 5.0% per year in 2017.
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
(in millions of Canadian dollars)	point	point
Favourable (unfavourable)	increase	decrease

Effect on the total of service and interest costs	$(1.1)	$1.0
Effect on post-retirement benefit obligation	$(11.7)	$11.2

Plan assets

Plan assets are recorded at fair value. The major asset categories are public equity securities, debt securities, and real estate and infrastructure funds. The fair values of the public equity and debt securities (other than Level 3 mortgages) are based on quoted market prices. The fair value of each Level 3 mortgage is based on the yield of a similar term Government of Canada bond plus a yield spread provided by a third party that reflects the mortgage’s credit quality. Real estate values are based on annual valuations performed by external parties, taking into account current market conditions and recent sales transactions where practical and appropriate. Infrastructure fund values are based on the fair value of the fund’s assets as calculated quarterly by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
27	Pensions and other benefits (continued)

The Company’s pension plan asset allocation, and the current weighted average policy range for each major asset class, were as follows:

	Current	Percentage of plan assets
	policy	at December 31
Asset allocation (percentage)	range	2009	2008

Public equity securities	45 - 51	45.9	41.6
Debt securities	37 - 43	42.3	45.2
Real estate and infrastructure	8 - 16	11.8	13.2

Total		100.0	100.0

The following is a summary of the assets of the Company’s defined benefit pension plans at fair values at December 31, 2009 and a comparative summary at December 31, 2008:

(in millions of Canadian dollars)
	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs
December 31, 2009	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$16.2	$238.2	$—	$254.4
Government bonds	—	1,935.2	—	1,935.2
Corporate bonds	—	753.6	—	753.6
Mortgages	—	15.8	11.8	27.6
Public equities
• Canada	793.9	59.7	—	853.6
• US and international	2,036.3	54.6	—	2,090.9
Real estate	—	—	576.3	576.3
Infrastructure	—	—	240.2	240.2
Derivative assets (1)	—	284.1	—	284.1
Derivative liabilities (1)	—	(2.1)	—	(2.1)

	$2,846.4	$3,339.1	$828.3	$7,013.8

December 31, 2008
Cash and cash equivalents	$37.4	$66.0	$—	$103.4
Government bonds	—	1,931.2	—	1,931.2
Corporate bonds	—	686.2	—	686.2
Mortgages	—	18.9	27.9	46.8
Public equities
• Canada	540.2	56.1	—	596.3
• US and international	1,768.5	95.9	—	1,864.4
Real estate	—	—	596.4	596.4
Infrastructure	—	—	198.7	198.7
Derivative assets (1)	—	108.0	—	108.0
Derivative liabilities (1)	—	(12.9)	—	(12.9)

	$2,346.1	$2,949.4	$823.0	$6,118.5

(1)	The Company’s pension funds utilize the following derivative instruments: equity futures to replicate equity index returns (Level 2); currency forwards to partially hedge foreign currency exposures (Level 2); and bond forwards to reduce asset/liability interest rate risk exposures (Level 2).
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
27	Pensions and other benefits (continued)

During 2009 the portion of the assets of the Company’s defined benefit pension plans measured at fair value using unobservable inputs (Level 3) changed as follows:

(in millions of Canadian dollars)	Mortgages	Real Estate	Infrastructure	Total

Fair value December 31, 2008	$27.9	$596.4	$198.7	$823.0
Contributions	—	—	63.7	63.7
Disbursements	(16.1)	(5.0)	—	(21.1)
Net unrealized loss	—	(15.1)	(22.2)	(37.3)

Fair value December 31, 2009	$11.8	$576.3	$240.2	$828.3

The Company’s investment strategy is to achieve a long-term (five to ten-year period) real rate of return of 5.25%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5% yields an expected long-term nominal target of 7.75%, net of all fees and expenses. In identifying the asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of returns on key asset classes with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives, excluding currency forwards, is limited to 20% of the market value of the fund.

When investing in foreign securities, the plans are exposed to foreign currency risk. Most of the plans’ non-Canadian public equity currency exposures are 50% hedged back to the Canadian dollar. The plans’ non-Canadian infrastructure currency exposures are not hedged. Most of the plans’ debt securities and all of the plans’ real estate holdings are Canadian-dollar denominated. Net of the above hedging, the plans were 76% exposed to the Canadian dollar, 12% exposed to the US dollar, 6% exposed to European currencies, and 6% exposed to various other currencies as at December 31, 2009.

At December 31, 2009, fund assets consisted primarily of listed stocks and bonds, including 82,800 of the Company’s Common Shares (2008 — 63,800) at a market value of $4.7 million (2008 — $2.6 million), 6.91% Secured Equipment Notes issued by the Company at a par value of $3.7 million (2008 — $3.8 million) and a market value of $4.0 million (2008 — $4.1 million), and 6.45% Unsecured Notes issued by the Company at a par value of $3.5 million (2008 — $nil) and a market value of $3.5 million (2008 — $nil).

Cash flows

In 2009, the Company contributed $597.9 million to its pension plans (2008 — $98.5 million; 2007 — $89.6 million), including $2.7 million to the defined contribution plan (2008 — $3.1 million; 2007 — $3.2 million), $587.3 million to the Canadian registered and U.S. qualified defined benefit pension plans (2008 — $86.9 million; 2007 — $79.7 million), and $7.9 million to the Canadian non-registered supplemental pension plans (2008 — $8.5 million; 2007 — $6.7 million). The contributions to the Canadian registered defined benefit pension plan included a voluntary prepayment of $500 million in December 2009 and the contributions to the U.S. qualified defined benefit pension plans included a voluntary prepayment of $7.4 million in December 2009. These prepayments were made in order to reduce the volatility of future pension funding requirements. In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $38.3 million (2008 — $34.2 million; 2007 — $34.9 million) with respect to other benefits.

Total contributions for all of the Company’s defined benefit pension plans are expected to be in the range of $150 million to $200 million in 2010.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
27	Pensions and other benefits (continued)

Estimated future benefit payments

The estimated future pension and other post-retirement benefit payments to be paid by the plans for each of the next five years and the subsequent five-year period are as follows:

(in millions of Canadian dollars)	Pensions	Other benefits

2010	$453.5	$37.6
2011	468.5	38.6
2012	485.7	39.2
2013	505.3	39.9
2014	526.4	40.5
2015 - 2019	2,951.9	213.4

Defined contribution plan

Canadian non-unionized employees have the option to participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2009, the net cost of this plan, which generally equals the employer’s required contribution, was $2.7 million (2008 — $3.1 million; 2007 — $3.2 million).

Contributions to multi-employer plans

Some of the Company’s unionized employees in the U.S. are members of a U.S. national multi-employer benefit plan. Contributions made by the Company to this plan in 2009 in respect of post-retirement medical benefits were $3.2 million (2008 — $2.2 million, 2007 - $0.9 million).
28	Stock-based compensation

At December 31, 2009, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense in 2009 of $67.7 million (2008 — recovery of $30.6 million; 2007 — expense of $35.4 million).

A Stock Option Plans

Regular options and TSARs

With the granting of regular options, employees may be simultaneously granted TSARs equivalent to the number of regular options granted (stock options granted prior to January 2009 were simultaneously granted TSARs equivalent to one-half the regular options granted). A TSAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the TSAR over the related option exercise price. The liability for TSARs is recognized and measured at its fair value. TSARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a TSAR of equal intrinsic value.

Performance Options

Performance options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated, and will expire five years after the grant date (“performance-accelerated options”). Beginning in 2007, performance options granted will only vest when certain performance targets are achieved and will not vest if the performance targets are not achieved within a specific time frame. These options will expire five years and three months after the grant date (“performance-contingent options”).
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
28	Stock-based compensation (continued)

Summary of regular and performance options

The following tables summarize the Company’s fixed stock option plans (that do not have a TSAR attached to them) as of December 31:

	Options outstanding		Nonvested options
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	grant date
	options	price	options	fair value

Outstanding, January 1, 2009	4,842,946	$50.74	2,025,138	$16.50
New options granted	350	37.60	350	6.52
Exercised	(652,175)	34.91	NA	NA
Vested	NA	NA	(442,125)	13.37
Forfeited	(96,825)	74.20	(94,450)	17.91

Outstanding at December 31, 2009	4,094,296	$52.71	1,488,913	$17.34

Vested or expected to vest at December 31, 2009(1)	3,210,125	$48.62	NA	NA

Exercisable at December 31, 2009	2,605,383	$44.07	NA	NA

(1)	As at December 31, 2009, the weighted average remaining term of vested or expected to vest options was 5.3 years with an aggregate intrinsic value of $35.3 million.
The following table provides the number of stock options outstanding and exercisable as at December 31, 2009 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2009 at the Company’s closing stock price of $56.79.

	Options outstanding				Options exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
Range of	Number of	years to	exercise	value	Number of	exercise	value
exercise prices	options	expiration	price	(millions)	options	price	(millions)

$14.61 — $18.06	17,375	0.2	$15.35	$0.7	17,375	$15.35	$0.7
$27.62 — $40.47	1,084,096	3.0	31.10	27.9	1,078,746	31.05	27.8
$42.05 — $62.56	2,106,625	4.3	56.20	6.7	1,506,562	53.68	6.7
$63.45 — $74.89	886,200	5.5	71.58	—	2,700	67.54	—

Total(1)	4,094,296	4.2	$52.71	$35.3	2,605,383	$44.07	$35.2

(1)	As at December 31, 2009, the total number of in-the-money stock options outstanding was 1,566,071 with a weighted-average exercise price of $34.27. The weighted-average years to expiration of exercisable stock options is 3.8 years.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
28	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date was $nil for options issued in 2009 (2008 — $14.2 million; 2007 — $11.3 million). The weighted average fair value assumptions were approximately:

	2009	2008	2007

Expected option life (years)(1)	5.0	4.39	4.00
Risk-free interest rate(2)	2.35%	3.53%	3.90%
Expected stock price volatility(3)	23%	23%	22%
Expected annual dividends per share(4)	$0.99	$0.99	$0.90
Estimated forfeiture rate(5)	2.3%	2.0%	2.1%
Weighted average grant date fair value of options granted during the year	$6.52	$15.07	$12.97

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4)	Determined by the current annual dividend divided by the current stock price. The Company does not employ different dividend yields throughout the year.

(5)	The Company estimated forfeitures based on past experience. The rate is monitored on a periodic basis to ensure that CP does not surpass this estimate. The Company does not anticipate material changes in future years.
In 2009, the expense recovery for stock options (regular and performance) was $0.9 million (2008 — expense of $3.2 million; 2007 — expense of $11.6 million). At December 31, 2009, there was $1.1 million of total unrecognized compensation related to stock options which is expected to be recognized over a weighted-average period of approximately 0.9 years.

Currently, the Company is not subject to post vesting restrictions on its stock option plans prior to expiry.

At December 31, 2009, there were 1,831,361 (2008 — 2,334,861; 2007 — 3,602,761) Common Shares available for the granting of future options under the stock option plans, out of the 15,578,642 (2008 —15,578,642; 2007 — 15,578,642) Common Shares currently authorized.

Summary of TSARs

The following tables summarize information related to the Company’s TSARs as of December 31:

	TSARs outstanding		Nonvested TSARs
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	grant date
	TSARs	price	TSARs	fair value

Outstanding, January 1, 2009	2,828,197	$47.42	1,087,962	$14.54
New TSARs granted	765,850	36.76	765,850	7.39
Exercised as TSARs	(94,050)	27.06	NA	NA
Exercised as Options	(70,775)	25.95	NA	NA
Vested	NA	NA	(442,125)	13.38
Forfeited	(71,825)	51.73	(36,100)	14.30

Outstanding at December 31, 2009	3,357,397	$45.92	1,375,587	$10.94

Vested or expected to vest at December 31, 2009(1)	3,332,768	$45.93	NA	NA

Exercisable at December 31, 2009	1,981,810	$42.52	NA	NA

(1)	As at December 31, 2009, the weighted average remaining term of vested or expected to vest TSARs was 6.2 years with an aggregate intrinsic value of $44.9 million.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
28	Stock-based compensation (continued)

The following table provides the number of TSARs outstanding and exercisable as at December 31, 2009 by range of exercise price and their related intrinsic value, and for TSARs outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money TSARs, which represents the amount that would have been received by TSAR holders had they exercised their TSAR on December 31, 2009 at the Company’s closing stock price of $56.79.

	TSARs outstanding				TSARs exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
Range of	Number	years to	exercise	value	Number of	exercise	value
exercise prices	of TSARs	expiration	price	(millions)	TSARs	price	(millions)

$14.61 - $18.06	20,725	0.2	$15.23	$0.9	20,725	$15.23	$0.9
$27.62 - $40.47	1,655,727	5.9	33.54	38.5	907,477	31.25	23.2
$42.05 - $62.56	1,272,945	6.1	54.33	5.9	1,050,908	52.72	5.9
$63.45 - $74.89	408,000	8.0	71.49	—	2,700	67.54	—

Total(1)	3,357,397	6.2	$45.92	$45.3	1,981,810	$42.52	$30.0

(1) As at December 31, 2009, the total number of in-the-money TSARs outstanding was 2,104,247 with a weighted-average exercise price of $35.29. The weighted-average years to expiration of exercisable TSARs is 4.6 years.
Under the fair value method, the fair value of TSARs at the grant date was $5.7 million for TSARs issued in 2009 (2008 — $7.0 million; 2007 — $6.0 million). The weighted average fair value of TSARS granted during the year was $7.39 (2008 — $16.09; 2007 —$13.82). The weighted average fair value assumptions used are those disclosed above for Options.

In 2009, the expense for TSARs was $43.3 million (2008 — recovery of $38.0 million; 2007 — expense of $9.5 million). At December 31, 2009, there was $8.0 million of total unrecognized compensation related to TSARs which is expected to be recognized over a weighted-average period of approximately 1.3 years.

Summary of stock option plans

The following table refers to the total fair value of shares vested for all stock option plans (including TSARs) during the years ended December 31:

(in millions of Canadian dollars)	2009	2008	2007

Regular stock option plan	$5.9	$5.4	$4.4
Performance stock option plan	—	2.8	12.0
TSARS	5.9	5.4	4.4

Total	$11.8	$13.6	$20.8

The following table provides information related to all options exercised in the stock option plans during the years ended December 31:

(in millions of Canadian dollars)	2009	2008	2007

Total intrinsic value	$8.4	$19.4	$32.9
Cash received by the Company upon exercise of options	24.2	19.6	27.5
Related tax benefits	0.1	0.1	0.4
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
28	Stock-based compensation (continued)
B.	Other Share-based Plans
Performance share unit (“PSU”) plan

During 2009, the Company issued 404,580 PSUs. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlos simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

The following tables summarize information related to the Company’s PSUs as at December 31:

	PSUs outstanding
		Weighted
		average
	Number of	grant date
	PSUs	fair value

Outstanding, January 1, 2009	24,245	$77.71
Granted	404,580	36.29
Units, in lieu of dividends	7,312	39.52
Vested	NA	NA
Forfeited	(13,603)	36.29

Outstanding at December 31, 2009	422,534	$38.72

Exercisable at December 31, 2009	—	—

Under the fair value method, the fair value of PSUs at the grant date was $14.7 million for PSUs issued in 2009 (2008 — $nil; 2007 — $1.9 million).

In 2009, the expense for PSUs was $10.0 million (2008 — expense recovery of $0.7 million; 2007 — expense of $0.7 million). At December 31, 2009, there was $10.4 million of total unrecognized compensation related to PSUs which is expected to be recognized over a weighted-average period of approximately 2.0 years.

Deferred share unit plan

The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods of up to 36 months and are only redeemable for a specified period after employment is terminated.

Key employees may choose to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, key employees may be granted a matching number of DSUs up to 33% of the shares and DSUs acquired during the first six months after becoming eligible under the plan and, thereafter, up to 25%. Key employees have five years to meet their ownership targets.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
28	Stock-based compensation (continued)

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

The following table summarizes information related to the DSUs as of December 31:

	2009	2008

Outstanding, January 1	292,982	284,968
Granted	55,273	43,651
Units, in lieu of dividends	7,093	4,813
Redeemed	(9,505)	(40,450)

Outstanding, December 31	345,843	292,982

In 2009, the expense for DSUs was $7.5 million (2008 — expense recovery of $5.4 million; 2007 — expense of $4.1 million). At December 31, 2009, there was $0.5 million of total unrecognized compensation related to DSUs which is expected to be recognized over a weighted-average period of approximately 1.2 years.

Restricted share unit (“RSU”) plan

The Company issued 405 RSUs in 2009 (2008 — 276, 2007 — 16,921). The RSUs are subject to time vesting. They will vest on May 31, 2010, and will be cashed out based on the average closing price for the 10 days prior to May 31, 2010. An expense to income for RSU’s is recognized over the vesting period.

In 2009, the expense for RSUs was $0.5 million (2008 — $0.2 million; 2007 —$0.2 million). At December 31, 2009, there was $0.1 million of total unrecognized compensation related to RSUs which is expected to be recognized over a weighted-average period of approximately 0.4 years.

Summary of share based liabilities paid

The following table summarizes the total share based liabilities paid for each of the years ended December 31:

(in millions of Canadian dollars)	2009	2008	2007

Plan
TSARS	$2.6	$1.6	$5.4
DSUs	0.3	2.4	6.5

Total	$2.9	$4.0	$11.9

C.	Employee share purchase plan
The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees up to a maximum employee contribution of 6% of annual salary. On April 1, 2009, the Company suspended its match to employee ESPP contributions.

At December 31, 2009, there were 13,261 participants (2008 — 12,923; 2007 — 12,181) in the plan. The total number of shares purchased in 2009 on behalf of participants, including the Company contribution, was 883,737 (2008 — 969,921; 2007 — 745,374). In 2009, the Company’s contributions totalled $3.3 million (2008 — $11.6 million; 2007 — $10.4 million) and the related expense was $7.0 million (2008 — $9.8 million; 2007 — $8.9 million).
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
29	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2009, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At December 31, 2009, the Company had committed to total future capital expenditures amounting to $233.4 million and operating expenditures amounting to $1,762.3 million for the years 2010-2028.

CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $330 million was committed for letters of credit and $615 million was available on December 31, 2009. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $130 million, of which $130 million of this facility was available on December 31, 2009. The majority of this facility is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. The weighted average interest rate of these facilities for 2009 was 1.91% (2008 — 3.85%). Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, we will be further required to maintain a minimum fixed charge coverage ratio. At December 31, 2009, the Company satisfied the thresholds stipulated in both financial covenants.

Minimum payments under operating leases were estimated at $940.3 million in aggregate, with annual payments in each of the five years following 2009 of (in millions): 2010 — $149.4; 2011 — $129.4; 2012 — $118.6; 2013 — $103.6; 2014 — $78.7.

Expenses for operating leases for the year ended December 31, 2009 was $196.2 million (2008 — $180.8 million, 2007 — $200.5 million).

30	Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:
•	residual value guarantees on operating lease commitments of $167.3 million at December 31, 2009;

•	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	indemnifications of certain tax-related payments incurred by lessors and lenders.
The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2009, these accruals amounted to $9.3 million (2008 — $9.6 million), recorded in “Accounts payable and accrued liabilities”.

Indemnifications

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2009, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.
U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
30	Guarantees (continued)

Pursuant to the Company’s by-laws, the Company indemnifies all current and former directors and officers. In addition to the indemnity provided for in the by-laws, the Company also indemnifies its directors and officers pursuant to indemnity agreements. The Company carries a liability insurance policy for directors and officers, subject to a maximum coverage limit and certain deductibles in cases where a director or officer is reimbursed for any loss covered by the policy.

31	Segmented information

Operating segment

The Company operates in only one operating segment: rail transportation. Operating results by geographic areas, railway corridors or other lower level components or units of operation are not reviewed by the Company’s chief operating decision maker to make decisions about the allocation of resources to, or the assessment of performance of, such geographic areas, corridors, components or units of operation.

In 2009, no one customer comprised more than 10% of total revenues and accounts receivable. For the years ended and as at December 31, 2008 and 2007, one customer comprised 11.0% and 11.2% of total revenues and 1.7% and 6.7% of total trade accounts receivable, respectively.

Geographic information

(in millions of Canadian dollars)	Canada	United States	Total

2009
Revenues	$3,166.2	$1,236.0	$4,402.2
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,452.5	$4,134.2	$12,586.7

2008
Revenues	$3,921.5	$1,127.0	$5,048.5
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,512.8	$4,730.9	$13,243.7

2007
Revenues	$3,756.9	$997.2	$4,754.1

U.S. GAAP

CANADIAN PACIFIC RAILWAY LIMITED
Notes to U.S. GAAP Consolidated Financial Statements
December 31, 2009
31	Segmented information (continued)
CP’s principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency and the Surface Transportation Board in the United States. As part of the Company’s consolidation process, CP’s subsidiaries’ unconsolidated accounts have been adjusted from these regulatory accounting bases to U.S. GAAP.

The condensed income statement and balance sheet information, which follows, includes the Canadian operations prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency. The changes required to consolidate the Company’s operations are identified as consolidating entries.
Consolidating information — 2009

(in millions of Canadian		United	Other	Consolidating
dollars)	Canada	States	countries	entries	Total

Revenues	$3,068.7	$1,227.3	$—	$106.2	$4,402.2
Operating expenses	2,557.4	960.4	—	47.7	3,565.5

Revenues less operating expenses	511.3	266.9	—	58.5	836.7
Net interest expense, other income and charges and gain on sale of a partnership interest	(116.8)	88.2	136.4	91.0	198.8

Income before taxes	628.1	178.7	(136.4)	(32.5)	637.9
Income tax expense	60.0	62.0	1.5	(41.0)	82.5

Net income (loss)	$568.1	$116.7	$(137.9)	$8.5	$555.4

Current assets	$1,183.8	$472.5	$29.1	$(43.9)	$1,641.5
Net properties	6,096.0	3,828.8	—	2,142.7	12,067.5
Other long-term assets	3,140.0	241.0	1,364.8	(4,211.0)	534.8

Total assets	$10,419.8	$4,542.3	$1,393.9	$(2,112.2)	$14,243.8

Current liabilities	$1,162.6	$228.4	$2.0	$213.0	$1,606.0
Long-term liabilities	5,710.1	2,160.5	(0.3)	46.7	7,917.0
Shareholders’ equity	3,547.1	2,153.4	1,392.2	(2,371.9)	4,720.8

Total liabilities and shareholders’ equity	$10,419.8	$4,542.3	$1,393.9	$(2,112.2)	$14,243.8

U.S. GAAP